Exhibit 1.4

Information
Investor Relations	Media Relations

Monish Bahl CDC Corporation 678-259-8510 monishbahl@cdcsoftware.com	Jen Buchhalter Articulate Communications Inc. 617.451.7788, ext. 16 jbuchhalter@articulatepr.com

Homebuilders and Real Estate Companies Build Foundation for Growth with Pivotal CRM from CDC
Software

Pivotal CRM Solution Finalist in Prestigious Homebuilding Award

ORLANDO, FLA – International Builders’ Show — Feb. 07, 2007— CDC Software, a wholly owned subsidiary of CDC Corporation (NASDAQ: CHINA) and a provider of enterprise software applications, announced today broad customer adoption of its industry-leading Pivotal CRM solution for the homebuilding and real estate industries.

New customers that recently selected Pivotal CRM for Homebuilding and Real Estate include: Bonita Bay Group, a Bonita Springs, Fla-based real estate development company; Frontier Communities LLC (Frontier Living), a Denver, Col.-based homebuilder; Intracorp Projects Ltd, a Vancouver, British Columbia-based real estate company; M/I Homes Inc., a Columbus, Ohio-based homebuilder, Newland Communities, a San Diego-based masterplanned community developer.; Schumacher Homes, a Canton, Ohio-based homebuilder; and Southern Homes, LLC., a Miami-based homebuilder.

Pivotal CRM has quickly become the de facto CRM solution in the homebuilding and real estate industries with 4 of the Top 10 U.S. homebuilders running Pivotal CRM in their operations and an estimated $24 billion in homes marketed and sold in 2006 with these software applications.

A growing number of customers are selecting this industry-specific solution that enables home builders and real estate businesses to develop deep insight into their customers’ needs and preferences. This comprehensive system helps them attract more high-quality home buyers, shorten sales cycles by streamlining the sale process, and deliver outstanding customer care. Pivotal CRM is widely used by single- and multi-family home builders, title and mortgage companies, commercial property managers, and other real estate businesses to better manage relationships throughout the customer lifecycle and across the enterprise to create “customers for life”.

Pivotal CRM is also a finalist in the Sales and Marketing category for the Innovative Housing and Technology (“IHTA”) Award sponsored by the National Association of Home Builders and TecHome Builder magazine. The IHTA recognizes significant advances and best practices by product manufacturers, integrators and builders in home technologies and IT solutions for the housing industry. Winners will be announced on Feb. 8 at nextBUILD™ during NAHB’s 2007 International Builder’s Show in Orlando. CDC Software will be demonstrating Pivotal CRM for Home Building and Real Estate at the International Builder’s Show at Booth W4489 in the West Hall.

“We are very pleased with the robust growth in customer adoption of Pivotal CRM for Homebuilding and Real Estate,” said Bruce Cameron, senior vice president of CRM Solutions for CDC Software. “Our growing list of customers with their measured benefits and accomplishments with Pivotal CRM is a true testament to the value we offer to homebuilders and real estate companies. We are quickly becoming the software vendor of choice among these industries.”

About Pivotal CRM for Home Building and Real Estate
Pivotal CRM for Home Building and Real Estate is an industry-tailored customer relationship management system designed to help building and real estate firms better manage relationships throughout the customer lifecycle—from the first point of interest to the management of post-sale service and repeat sales. The only comprehensive solution for managing the complete front-office marketing automation, lead management, sales automation, and customer care activities of home builders and real estate companies, four of the top 10 U.S. Home Builders use Pivotal CRM for Home Building and Real Estate to help them cost effectively deliver a superior customer experience. Awarded IT Product of the Year and Best Sales, Marketing and Customer Service Automation product at the 2006 Innovative Housing Technology Awards, Pivotal CRM for Home
Building and Real Estate is used by many leading U.S. home builders, including Beazer Homes, Centex Homes, Toll Brothers, and WCI Communities. To learn more, please visit www.pivotal.com/homebuilders.

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability. CDC Software’s product suite includes the Pivotal CRM (customer relationship management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross Enterprise ERP (enterprise resource planning) and SCM (supply chain management), MVI real-time performance management, IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions.

These industry-specific solutions are used by more than 5,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA) and is ranked number 18 on the MBT 2006 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and includes statements relating to the ability of Pivotal CRM to address the needs of homebuilding and real estate clients such as the ability to improve efficiencies, improve customer service, drive cost savings and competitive advantage. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of the homebuilding and real estate markets; the continued ability of Pivotal CRM solutions to address industry-specific requirements of companies in the homebuilding and real estate industry; demand for and market acceptance of new and existing CRM solutions; development of new functionalities which would allow homebuilding and real estate companies to compete more effectively and changes in the type of information required to compete in the homebuilding and real estate industry. Further information on risks or other factors that could cause results to differ are detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation, including its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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